FOLEY & LARDNER LLP ATTORNEYS AT LAW
ONE INDEPENDENT DRIVE, SUITE 1300 JACKSONVILLE, FLORIDA 32202-5017 P. O. BOX 240 JACKSONVILLE, FLORIDA 32201-0240 904.359.2000 TEL 904.359.8700 FAX www.foley.com
April 19, 2006
Via EDGAR

Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Mr. Rufus Decker
                      Mr. Jeffrey Gordon
                      Ms. Jeanne Baker

RE: Nobility Homes, Inc.
       Form l0-K for the fiscal year ended November 5, 2005
       Form 10-Q for the quarter ended February 4, 2006
       File No. 0-6506

Ladies and Gentlemen:

        As outside counsel to Nobility Homes, Inc., we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated April 6, 2006. The staff’s comments are reproduced below in bold italics and followed by the Company’s response.

Form 10-K for the Year Ended November 5, 2005

Item 7 -Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

    1.        We note your customer deposits decreased by approximately $363,000 from November 6, 2004 to November 5, 2005. Expand Management’s Discussion and Analysis to include a discussion of the underlying cause(s) for this decrease. Specifically address whether this decrease is related to your backlog of homes ordered and if so what is the underlying cause for this decrease. Please also address whether this is a trend that you believe will continue.

              Response: The Company’s future filings will discuss these changes to customer deposits with language similar to:

Securities and Exchange Commission
April 19, 2006

The decrease in customer deposits was caused by customer deposits actually experiencing an extraordinary but temporary increase beginning fourth quarter fiscal year 2004 that was due to several factors: (1) customers were receiving insurance proceeds and applying down payments to buy replacement homes due to the hurricanes of 2004 in Florida, and (2) the Company’s back log of homes to be built increased, because the period from the time a customer ordered a replacement home until the home was built was extended several weeks, due to the increase in retail sales. At the end of fourth quarter fiscal year 2005 the backlog of homes and the number of customer deposits decreased, from a year ago as the Company worked the backlog down. We believe that in the fourth quarter of fiscal year 2005 the level of customer deposits returned to normal historic levels.

Results of Operations. page 15

    2.        Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.

              Response: The Company’s future filings will discuss the cost of goods sold with language similar to:

Cost of goods sold at our manufacturing facilities include: materials, direct labor, and manufacturing expenses (which consists of factory occupancy, salary and salary related delivery costs, mobile home service costs and other manufacturing expenses).

Cost of goods sold at our retail sales centers include: appliances, air conditioners, electrical and plumbing hook-ups, furniture, insurance, impact and permit fees, land and home fees, manufactured home, service warranty, setup contractor, setup display, skirting, steps, well and septic tank and other expenses.

Cost of services at the insurance company include premium costs.

Selling, general and administrative expenses at our manufacturing facility include salaries, professional services, advertising and promotions, corporate expense, employee benefits, office equipment and supplies and utilities.

Securities and Exchange Commission
April 19, 2006

Selling, general and administrative expenses at our retail sales center include: advertising, retail sales centers expenses, salary and salary related, professional fees, corporate expense, employee benefit, office equipment and supplies, utilities and travel.

Selling, general and administrative expenses at the insurance company include: advertising, professional fees and office supplies.

    3.        Please disclose the results of operations of Mountain Financial, Inc. within your MD&A. Address any material commitments or contingencies related to these operations.

              Response: The Company’s future filings will discuss the results of operations of Mountain Financial, Inc. with language similar to:

Net sales for Mountain Financial, Inc., in fiscal 2005 were $454,039 compared to $328,927 in fiscal 2004 and $311,005 in fiscal 2003. Revenues increased primarily due to the increase in the number of retail homes sold each year by the Company. Retail home sales allow our subsidiary, Mountain Financial, Inc. an opportunity to sell insurance to these customers and receive additional commission for the renewal of insurance in future years. Cost of services is premium expense paid to a third party insurance company for insurance coverage which payment was received from the customer in the same accounting period. Therefore, the gross profit is fixed commissions earned based upon the amount of insurance premium written by the Company. Selling, general and administrative expenses consist of advertising, professional fees and office supplies. There are no material commitments or contingencies related to Mountain Financial, Inc.

    4.        Please further discuss the business reasons for the changes between periods in net sales and gross profit. In doing so, please discuss the amount of each significant change in line items between periods that are due to quantity of homes sold and changes in the price of homes sold. Also, discuss the impact on net sales and gross profit due to possible margin differences between retail sales and independent dealer sales. In addition, please address any changes in your product mix that had an impact on your net sales and gross profit. Please show us what your revised MD&A for fiscal year 2005 as compared to fiscal year 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

              Response: The Company’s future filings will address these comments with language similar to:

Securities and Exchange Commission
April 19, 2006

Overall net sales increased due to good economic conditions for homebuyers in our market area. Low mortgage interest rates, low unemployment, strong new job starts, and Florida’s population growth plus providing replacement homes as a result of the hurricane seasons of 2004 and 2005, and price increases of manufactured homes helped improve our sales. While we did not manufacture any FEMA units for temporary housing for hurricane victims, we believe the hurricanes of 2004 and 2005 positively impacted our sales for our retail sales centers. With the recent rapid rise in prices of traditional homes and increasing mortgage interest rates, more homebuyers seem to be looking to manufactured homes as an option. Price increases were caused in part by the rising costs of materials in items such as lumber, OSB, steel, insulation, roofing shingles and other petroleum-related products, etc. However, due to our extended backlog of homes at established sales prices we were limited in passing on the full price increases in materials which somewhat limited our increases in gross margins at the manufacturing level. The overall increase in gross margins for the Company is due to the Company selling more manufactured homes through its own retail sales centers versus sales to independent dealers.

The following table summarizes certain key sales statistics and percent of gross profit as of and for the years ended November 5, 2005, November 6, 2004 and November 1, 2003.

	2005	2004	2003
Homes sold through Company owned retail
sales centers	744	600	523
Homes sold to independent dealers	259	435	336
Total new factory built homes produced	1044	1028	831
Less: intercompany(1)	785	593	495
Average new manufactured home price - retail	$59,887	$55,770	$52,219
Average new manufactured home price - wholesale	$30,578	$28,999	$26,669
As a percent of net sales;
Gross profit from the Company owned retail
sales centers	21.2%	18.0%	17.0%
Gross profit from the manufacturing facilities	18.5%	20.1%	20.0%

The increase in gross profit at the Company’s owned retail sales centers in fiscal year 2005 compared to fiscal year 2004 is primarily do to the following reasons: (i) 144 more retail homes sold in fiscal year 2005 which represents approximately a 24.0% increase (ii) the average retail selling price in fiscal year 2005 increasing approximately 7.4% to $59,887 from $55,770 and (iii) the average gross profit on each retail home sold in fiscal year 2005 increasing approximately 18.4%.

______________________
    (1)        Units produced for Prestige, our retail sales centers.

Securities and Exchange Commission
April 19, 2006

The Company’s average new manufactured home price (wholesale) increased to $30,578 in fiscal year 2005 from $28,999 in fiscal year 2004 and the gross profit from the manufacturing facilities which include homes built for both Company owned retail sales centers and independent dealers decreased approximately 1.6% from 20.1% in fiscal year 2004 to 18.5% in fiscal year 2005. The decrease in gross profit is primarily due to the increased material and direct labor costs that were not covered by the increased wholesale selling price, due to the increased back log (sales orders already in process) the Company had in 2005.

Overall gross margin increased due to the additional units sold through the Company’s retail sales centers versus independent dealers.

    5.        Within your discussion of Majestic 21 you indicate that “The Company believes that its historical loss experience has been favorably impacted by its ability to resell foreclosed/repossessed units through its network of retail sales centers.” It is unclear to us how this disclosure relates to your joint venture agreement with 21st Century Mortgage Corporation. Please tell us supplementally and revise your disclosures to indicate whether you have any repurchase agreements underlying this joint venture agreement.

              Response: The Company does not have any repurchase agreements with Majestic 21. Majestic 21 being a finance company does not have the resources to sell a foreclosed or repossessed home. The Company through its retail sales centers, does refurbish and re-sell foreclosed or repossessed homes for Majestic 21. The Company earns commissions from reselling the foreclosed or repossessed homes. This process enables Majestic 21 to enjoy lower losses on foreclosed or repossessed homes.

        In future filings, the Company’s disclosure will be similar to:

The Company believes that Majestic 21‘s historical loss experience benefits from its ability to resell foreclosed/repossessed units through the Company’s network of retail centers. The Company earns commissions from reselling such foreclosed/repossessed units. The Company is not obligated to resell such foreclosed/repossessed units as it does not have a repurchase agreement with Majestic 21.

Securities and Exchange Commission
April 19, 2006

Item 9A — Controls and Procedures. page 19

    6.        Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003.

              Response: We so note the change in reference and will correctly report such rule references in future filings.

    7.        We note that you define disclosure controls and procedures as those controls and procedures that are effective for alerting you on a timely basis to material information required to be included in your reports. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

              Response: We will follow your alternative option for future filings. Such option, if implemented for the most recent Form 10-K would have read as follows:

Based on their evaluation as of November 5, 2005, our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

    8.        Your disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Securities and Exchange Commission
April 19, 2006

              Response: We will clarify our response in the future to more closely follow Item 308 of Regulation S-K. Such clarification would have caused the language in our Annual Report on Form 10-K for the fiscal year ended November 5, 2005 to have read as follows:

There have been no changes in the Company’s internal controls over financial reporting that occurred during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Exhibit 13 -Financial Statements

Note 1 — Reporting Entity Significant Accounting Policies. page 5

Revenue Recognition page 5

    9.        Please disclose all revenue recognition policies with respect to retail sales. Your current disclosure covers your revenue recognition policy “for the majority of retail sales.” Please also disclose any other revenue recognition policies that you may have, including your policy covering services provided by Mountain Financial, Inc.

              Response: The Company’s future filings will address revenue recognition with additional language similar to:

The Company recognizes revenue from its retail sales upon the occurrence of the following:

•	Its receipt of a down payment,
•	construction of the home is complete,
•	home has been delivered and set up at the retail home buyer's site, and title has been transferred to the retail home buyer,
•	remaining funds have been released by the finance company (financed sales transactions), or cash has been received from the home buyer (cash sales transaction)
•	completion of any other significant obligations.

The Company recognizes revenues from its independent dealers upon receiving wholesale floor plan financing or establishing retail credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent dealer.

Through its wholly-owned subsidiary, Mountain Financial, Inc., the Company recognizes revenue when commissions are earned as of the effective date of insurance coverage or the billing date.

Securities and Exchange Commission
April 19, 2006

    10.        Two of your criteria for recognizing revenue for retail sales are receipt of a down payment and funds having been deposited in your bank account. Please expand upon how these two criteria are different from each other.

              Response: The Company (cash sales transaction) requires the retail customer to make a down payment which is a specific percentage of the total retail sales contract before the home can be put into production. The finance company (financed sales transaction) requires the retail customer to make a down payment which is a specific percentage of the total retail sales contract before the financing can be approved. The receipt of a down payment is the first part of the total funds having been deposited into the Company’s bank account as described in the Company’s revenue recognition policy. When the finance company releases the remaining funds (financed sales transaction) or the remaining cash has been received (cash sales transaction) these remaining funds are the second part of the total funds having been deposited into the Company’s back account as described in the Company’s revenue recognition policy.

Note 2 -Investments, page 10

    11.        Debt securities that have been classified as cash equivalents should not be identified as an investment. The amounts presented in this footnote should agree to your investments balances presented on the face of your balance sheet.

              Response: We note your comment and will remove any debt securities that have been classified as cash equivalents from the investment footnote in future filings. In addition, we will ensure that amounts presented in the investment footnote agrees to our investments balances presented on the face of our balance sheet.

Note 3 — Related Party Transactions, page 12

    12.        You disclose in your prior Form 10-K that “Upon adoption of FIN 46R, the Company has concluded that its equity investments do not require consolidation as either they are not VIE’s, or in the event that they are VIE’s, the Company is not the primary beneficiary. The VIE’s identified do not involve any material exposure to the Company.” Please provide us the analysis you performed with regard to your investment in Majestic 21. Tell us supplementally and expand your disclosures to clarify whether you identified Majestic 21 as a VIE. Address the specific terms of this agreement and indicate why such terms do not result in a determination that consolidation is required.

              Response: Majestic 21 was formed in 1997 when we contributed $250,000 for a 50% interest in this joint venture. Our joint venture partner, an unrelated entity (21st Mortgage Corporation (“21st Mortgage)), also contributed $250,000 for their 50% interest. We have been allocated our share of net income and distributions on a 50/50 basis since that time.

        Majestic 21 is managed by the employees of 21st Mortgage based on a Servicing Agreement between Majestic 21 and 21st Mortgage Corporation. Majestic 21 has no employees. All of the operations are handled by the employees of 21st Mortgage. We receive monthly reports which we review and ask any necessary questions. We have several partner meetings throughout the year to discuss prior results, current issues, and plans for future operations.

Securities and Exchange Commission
April 19, 2006

        The Company’s future filings will address revenue recognition with additional language similar to:

While Majestic 21 has been deemed to be a variable interest entity, 21st Mortgage has disclosed in it’s financial statements that it is the primary beneficiary and Majestic 21 has been consolidated with 21st Mortgage as of December 31, 2004, the latest available audited financial statements at the date of filing our Report on Form 10-K. Therefore, we do not believe that this entity has any of the conditions described in paragraph 5 of FASB Interpretation No. 46 (revised December 2003) that would make Majestic 21 subject to consolidation with the accounts of Nobility Homes.

    13.        Please tell us supplementally and expand your disclosures to indicate how you are accounting for your finance revenue sharing agreement with Majestic 21. Tell us the amount of revenues recognized to date and how they are reflected in your income statement. Also tell us what consideration you gave to FIN 46(R).

              Response: We are accounting for our finance revenue sharing agreement with Majestic 21 under the cost method of accounting. We have not received any revenues yet under this finance revenue sharing agreement; therefore, no amounts under this agreement have been reflected in our income statement. As this finance revenue sharing agreement is between 21st Mortgage Corporation and Nobility Homes, Inc. and no separate entity has been formed, no variable interest entity exists and therefore, no analysis was done in relation to FIN 46(R).

        The Company’s future filings will address revenue recognition with additional language similar to:

To be added to the end of Note 3 — Related Party Transactions (Finance Revenue Sharing Agreement):

As a condition to the finance revenue sharing agreement, the Company has agreed to repurchase homes from defaulted loans which were financed under the agreement. However, the Company has no risk of loss. All expenses related to the repossession, foreclosure, and liquidation are reimbursed by the mortgage corporation. No losses have been incurred in connection with the finance revenue sharing agreement.

Note 8 — Accrued Expenses and Other Current Liabilities. page 14

    14.        Tell us supplementally and disclose your accounting policy for home set up costs. Tell us why it is necessary to accrue home set up costs given your revenue recognition policy of not recognizing revenue until the home is delivered and set up at the retail home buyer’s site.

Securities and Exchange Commission
April 19, 2006

              Response: All cost of goods sold associated with the sale of a retail home is accounted for in the accounting period in which revenue is recognized. These home setup costs (included in item 2) charged by the independent contractors are either paid or accrued: (i) if the independent contractor submits an invoice for services due and the invoice is paid in the same accounting period in which revenue is recognized then there is no accrual, (ii) if the independent contractor’s invoice was not received or paid before the end of the accounting period these expenses are accrued to properly match the revenues and expenses in the accounting period in which revenue is recognized.

    15.        Please tell us in detail the nature of costs included in accrued home setup costs and why such costs increased significantly from November 6, 2004 to November 5, 2005.

              Response: The costs included in accrued home setup costs may include but may not be limited to the following items: appliances, air conditioners, electrical/plumbing hook-ups, furniture, insurance, impact/permit fees, land/home fees, extended service plan, setup, freight, skirting, steps, well and septic tanks.

        In fourth quarter 2005 the Company closed 217 new home retail sales as compared to 168 for fourth quarter 2004. The accrued home setup costs do not extended beyond the quarter in which the new home retail sale is recognized.

Note 14 — Commitments and Contingent Liabilities, page 19

    16.        Disclose the amount of the liability you have recognized, if any, for your repurchase agreements in accordance with paragraph 13c of FIN 45. If you have not recognized liabilities in relation to your repurchase agreements, demonstrate for us and revise your future filings to clarify how you determined the fair value of your repurchase obligations is zero.

              Response: In accordance with the manufactured housing industry practice, the Company’s independent dealers finance a majority of their purchases of manufactured homes through wholesale floor plan financing agreements. Under a typical floor plan financing agreement, a financial institution provides the dealer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires the Company to enter into a separate repurchase agreement with the financial institution under which the Company is obligated, upon default by the dealer and the finance company’s repossession of the home, to repurchase the financed home at a declining price based upon the Company’s original invoice date and price. The Company’s risk of loss under repurchase agreements is minimal because (i) sales of the Company’s manufactured homes are spread over a relatively large number of independent dealers, the largest of which accounted for less than 10% of Nobility’s total sales in fiscal 2005, approximately 13% of sales in fiscal 2004, and 12% of sales in fiscal 2003, (ii) the price the Company is obligated to pay under such repurchase agreements decline based on predetermined amounts over the period of the agreement (generally 18 to 24 months), (iii).the Company historically has been able to resell homes repurchased from financial institutions without incurring substantial losses, (iv) if other independent dealers could not be found to purchase them, repurchased homes can be sold through the Company’s retail sales centers at no loss to the Company, and (v) the Company has not repurchased any homes since 1993.

Securities and Exchange Commission
April 19, 2006

        Based on the facts and circumstances described above as well as the Company’s historical experience related to these repurchase agreements, management has determined that no material loss is expected as a result of the repurchase agreements with independent dealers. Accordingly, no liability has been recognized in the accompanying consolidated financial statements related to the repurchase agreements. Any expected losses were determined to be immaterial based on the expected present value of estimated cash flows as any homes repurchased under the repurchase agreements would likely be sold for a gain or little to no loss.

Income Tax Matters, page 19

    17.        You disclose that the IRS has proposed additional taxes of approximately $426,000 and $732,000 for fiscal years 2004 and 2003. You also disclose that “Management intends to vigorously contest the IRS Agent’s position. Accordingly, no accrual has been made in the accompanying consolidated financial statements for the contested tax adjustments since the ultimate liability, if any, cannot be reasonably estimated at this time.” It is unclear to us what you are conveying to readers. Revise your disclosures to clarify whether the criteria set forth in paragraphs 8(a) and 8(b) of SFAS 5 have been met and if so, how you determined that no accrual was required. Based on your disclosures, we assume that your range of loss is $0 to $1,158,000. Please clarify what consideration you have given to paragraphs 1 through 3 of FIN 14.

              Response: We are trying to convey to the readers that there is a potential contingent liability related to income tax matters for which management has deemed that it is not probable that a liability has been incurred at the date of the financial statements.

        The Company’s future filings will address this issue with additional language similar to:

The Company has been subject to an ongoing Internal Revenue Service (“IRS”) examination for the years ended November 6, 2004 and November 1, 2003. The IRS Agent’s report for fiscal years 2004 and 2003 proposes additional taxes of approximately $426,000 and $732,000, respectively, which relates to a potential accumulated earnings tax. In the opinion of management, it is not probable that a liability has been incurred as of November 5, 2005 as the Company intends to vigorously contest the IRS Agent’s position and believes that they can substantiate the need to retain accumulated earnings within the Company. Any ultimate liability related to this accumulated earnings tax is not expected to be material in relation to the consolidated financial position of the Company, but could be material in relation to the earnings of the period in which a determination occurs.

Securities and Exchange Commission
April 19, 2006

Exhibit 31 — Certifications

    18.        Please delete your reference to “quarterly” in item 3 of your certifications. See Item 601(b)(31) of Regulation S-K.

              Response: "Quarterly" will be deleted from future certifications.

        As noted in your comment letter, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your observations and believe that we have been responsive to your comments. I may be contacted at (904) 633-8913. I look forward to discussing these matters with you.

Sincerely, /s/ Michael B. Kirwan Michael B. Kirwan